



03014680

ATES
NGE COMMISSION
C. 20549

✱✱ A¼ 3|5|2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2003

SEC FILE NUMBER
8- 34176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002   AND ENDING DECEMBER 31, 2002
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LANGDON & SHAW SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 320 N. MERIDIAN STREET, SUITE 908
(No. and Street)

INDIANAPOLIS   INDIANA   46204
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM S. SHAW   (317) 634-7272
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name – if individual, state last, first, middle name)

8465 KEYSTONE CROSSING, SUITE 195   INDIANAPOLIS   IN   46240
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A¼
3/19/03

OATH OR AFFIRMATION

I, __WILLIAM S. SHAW_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___LANGDON & SHAW SECURITITES, INC._____, as of __DECEMBER 31_____, 2002____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _William Shaw_____

_____ Signature

_____ _President_____

Title

Debora K Hibbart _Marin County_
Notary Public _Expires 4-18-08_

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

PRICE & GARTRELL, P.C.

To the Board of Directors
Langdon & Shaw Securities, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Langdon & Shaw Securities, Inc., as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Langdon & Shaw Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 7, 2003

Stephen D. Price, C.P.A.   Joseph G. Miller, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

LANGDON & SHAW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	6,303
Cash on deposit with clearing broker		25,000
Accounts receivable		5,395
Other assets		
Money market accounts		27,680
Refundable income taxes		303
	$	64,681

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	3,311

Stockholders' equity
    Common stock, no par value
    Authorized – 1,000 shares

Issued and outstanding – 226 shares		56,500
Retained earnings		46,870
		103,370
Less 151 shares of treasury stock, at cost		42,000
		61,370
	$	64,681

See accompanying notes to financial statements.

LANGDON & SHAW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue
Commissions and fees $ 370,434
Interest   723
                                                          371,157

Expenses
Commissions   367,029
Other operating expenses   4,934
                                                          371,963

Net loss $ (806)

See accompanying notes to financial statements.

-3-

LANGDON & SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

	Common Stock	Treasury Stock	Retained Earnings
Balance at January 1, 2002	$ 56,500	$ 16,000	$ 47,676
Purchase of 104 shares		26,000	
Net loss			(806)
Balance at December 31, 2002	$ 56,500	$ 42,000	$ 46,870

LANGDON & SHAW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (806)
Adjustments to reconcile net income (loss)	
to net cash provided by operating activities:	
Decrease in accounts receivable	417
Increase in other assets	1,201
Decrease in accounts payable	(2,434)
Net cash used for operating activities	(1,622)
Cash flow from investing activities	
Sale of NASD common stock	26,000
Purchase of 104 shares of treasury stock	(26,000)
Net cash provided (used for) investing activities	0
Net decrease in cash	(1,622)
Cash and cash equivalents at beginning of year	7,925
Cash and cash equivalents at end of year	$ 6,303

See accompanying notes to financial statements.

LANGDON & SHAW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The company is a registered broker-dealer. All trades are cleared
        on a fully disclosed basis.

2.   CAPITAL REQUIREMENTS

        Pursuant to the Securities and Exchange Commission Uniform Net Capital
        Rule, the Company is required to maintain minimum net capital ($ 50,000),
        as defined under Rule 15c3-1. At December 31, 2002, the Company
        had net capital of $ 60,816.

3.   EXEMPTION FROM RULE 15c3-3

        The Company does not collect any customer funds. The Company does
        not hold any securities for its customers and it clears all transactions with
        a clearing broker or dealer. Accordingly, the Company meets the exemptive
        provisions of Rule 15c3-3.

4.   RELATED PARTY TRANSACTIONS

        The Company utilizes office space, equipment and personnel of a related
        organization (common stockholders) and, accordingly, incurred expenses
        paid to such firm amounting to approximately $ 370,000 for 2002.

        The Company sold 2,000 shares of the common stock of the NASDAQ Stock
        Market, Inc. to a shareholder at its cost of $26,000. That same shareholder sold
        back to the Company 104 shares of his common stock for $26,000.

LANGDON & SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net Capital

    Ownership equity per financial statements $ 61,370

    Haircuts

        Assets held by clearing broker   (554)

        Net capital $ 60,816

LANGDON & SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Aggregate Indebtedness

    Included in statement of financial condition
        Accounts payable $ 3,311

Computation of Basic Net Capital Requirement

    Minimum net capital required $ 221

    Minimum dollar net capital requirement
      of reporting broker or dealer $ 50,000

    Net capital requirement $ 50,000

    Excess net capital $ 10,816

    Excess net capital at 1,000% $ 60,485

    Ratio: Aggregate indebtedness to
      net capital   .05 to 1

LANGDON & SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as
of December 31, 2002)

Net capital, as reported in Company's Part II
FOCUS report $ 60,513

Net capital per page 7   60,816

Difference – audit adjustment $ 303

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Langdon & Shaw Securities, Inc.
Indianapolis, Indiana

 In planning and performing our audit of the financial statements of Langdon & Shaw Securities, Inc. for the years ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

 We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

 The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.   Joseph G. Miller, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 7, 2003